

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2020

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, NY 10065

> **Re: Property Solutions Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 14, 2020**
> **CIK No. 0001805521**

Dear Mr. Vogel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will provide, page 31

1. We note your disclosure on page 75 identifies certain exceptions to your exclusive forum provision, including actions arising under the Securities Act. However, your disclosure in this risk factor suggests that such exceptions may relate only to a stockholder's consenting to service of process on its counsel if the action is brought in a court outside of Delaware rather than such exceptions relating to the selection of the Court of Chancery in the State of Delaware as the exclusive forum. Please revise or advise.

Management
Conflicts of Interest, page 64

2.   We note your response to prior comment 5. We further note you disclose here that each
        of your officers and directors has contractually agreed, pursuant to a written agreement, to
        present to you, prior to any other company, any suitable business opportunity which may
        reasonably be required to be presented to you, to "minimize potential conflicts" with
        companies to which they may become affiliated. Please expand your disclosure to explain
        in greater detail the purpose and benefit you receive from this written agreement as your
        disclosure here and the risk factor disclosure "Our officers and directors or their affiliates
        have pre-existing fiduciary and contractual obligations and may in the future become
        affiliated with other entities engaged in business activities similar to those intended to be
        conducted by us" on page 22 indicates that your directors and officers may enter into
        future agreements at any time that could diminish the value to you of this written
        agreement.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the
financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Jeffrey M Gallant